Contact

www.linkedin.com/in/jackbooty (LinkedIn)
bulaapp.com/ (Company)

Top Skills

Business Development
Entrepreneurship
Coaching

Jack Booty

Co-Founder, CEO at Bula Technologies Inc.
United States

Summary

Jack Booty started his first company in high school, the QB Consulting Co., where he scouted and identified top national football talent. After graduating, Jack was scouted himself and started working with Doug Pederson as the Offensive Coordinator for his very own high school, Calvary Baptist Academy.

After two years of coaching, Jack wanted to get back to his business roots and started his second company Kettle Kingdom, a souvenir store at Disney World. There he ran operations, growing the store from one retail location to ten, proliferated the product offerings, and launched its commerce website. Under Jack's stewardship, Kettle Kingdom grew into a multi-million dollar business in just a few years. Kettle Kingdom is still the most successful independently operated retail store within the Disney Kingdom.

Today, Jack is focused on launching his new venture, Bula, a social challenge app which is expected to be the next generation of social.

Experience

Bula Technologies Inc.
Founder
2020 - Present (2 years)

Big Dreams Ventures LLC
Business Development
2019 - Present (3 years)

Kettle Kingdom
Owner
2011 - 2019 (8 years)

Calvary Baptist Academy

Offensive Coordinator
2008 - 2010 (2 years)

QB Consulting Co.
Founder
2005 - 2008 (3 years)

Education

Calvary Baptist Academy